UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

Commission file number: 001-41557

Clearmind Medicine Inc.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On January 31, 2023, the registrant filed in Canada its consolidated financial statements and Management’s Discussion and Analysis for the year ended October 31, 2022, with the Canadian Securities Administration and each of the Ontario Securities Commission, British Columbia Securities Commission and Alberta Securities Commission. The registrant expects to file its Annual Report on Form 20-F no later than February 28, 2023.

EXHIBIT INDEX

Exhibit No.
99.1	Consolidated Financial Statements for the year ended October 31, 2022.
99.2	Management’s Discussion and Analysis for the year ended October 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine Inc.

Date: February 1, 2023	By:	/s/ Adi Zuloff-Shani
		Name:	Adi Zuloff-Shani
		Title:	Chief Executive Officer

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